Exhibit (12)(a)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 19, 2021

JOHCM Credit Income Fund

Advisers Investment Trust

50 S. LaSalle Street

Chicago, Illinois 60603

JOHCM Credit Income Fund

JOHCM Funds Trust

53 State Street, 13th Floor

Boston, MA 02109

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated January 8th 2021, by and between JOHCM Funds Trust (the “JOHCM Trust”), a business trust created under the laws of the Commonwealth of Massachusetts, on behalf of each of its series, JOHCM Credit Income Fund, JOHCM Emerging Markets Opportunities Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM Global Income Builder Fund, JOHCM Global Select Fund, JOHCM International Opportunities Fund, JOHCM International Select Fund, and JOHCM International Small Cap Equity Fund, and Advisers Investment Trust, a statutory trust created under the laws of the State of Delaware (the “Target Trust”), on behalf of each of its series, JOHCM Credit Income Fund, JOHCM Emerging Markets Opportunities Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM Global Income Builder Fund, JOHCM Global Equity Fund, JOHCM International Opportunities Fund, JOHCM International Select Fund, and JOHCM International Small Cap Equity Fund. The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter, pursuant to which the JOHCM Trust will acquire on behalf of its series, JOHCM Credit Income Fund (the “Acquiring Fund”), all of the assets of JOHCM Credit Income Fund, a series of the Target Trust (the “Target Fund”) in exchange for both shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the JOHCM Trust with respect to the Acquiring Fund of all of the liabilities of the Target Fund, following which the Acquiring Fund Shares will be distributed to the shareholders of the Target Fund according to their respective interests in the Target Fund in complete liquidation and termination of the Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

JOHCM Credit Income Fund, series of Advisers Investment Trust July 19, 2021

JOHCM Credit Income Fund, series of JOHCM Funds Trust

Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of the JOHCM Trust, which is registered under the 1940 Act, as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option.

For purposes of this opinion, we have considered the Agreement, the combined Proxy Statement/Prospectus dated April 1, 2021, and such other items as we have deemed necessary to render this opinion. In addition, each of Target Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Target Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Sections 361 and 357(a) of the Code, Target Fund will not recognize gain or loss upon the transfer of Target Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(iii)	Under Section 354 of the Code, Target Fund shareholders will not recognize any gain or loss upon the exchange of their Target Fund shares for Acquiring Fund Shares in the Reorganization;

(iv)

Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares a Target Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

JOHCM Credit Income Fund, series of Advisers Investment Trust July 19, 2021

JOHCM Credit Income Fund, series of JOHCM Funds Trust

(v)

Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Target Fund shares exchanged therefor, provided that the shareholder held those Target Fund shares as capital assets;

(vi)

Under Section 1032 of the Code, Acquiring Fund will not recognize gain or loss upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund;

(vii)

Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Target Fund transferred to Acquiring Fund in the Reorganization will be the same as Target Fund’s tax basis immediately prior to the transfer;

(viii)

Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Target Fund asset transferred to Acquiring Fund in the Reorganization will include the period during which such asset was held or treated for federal income tax purposes as held by Target Fund; and

(ix)

Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP